Writer's Direct Dial: (212) 225-2420

E-Mail: sshalen@cgsh.com

August 29, 2005

Ms. Jennifer Hardy

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549-0306

Re:	Polymer Holdings LLC

Registration Statement on Form S-4

(File No. 333-123749)

KRATON Polymers LLC

Registration Statement on Form S-4

(File No. 333-123747)

Dear Ms. Hardy:

By letter dated August 10, 2005, we responded to comments of the staff of the Securities and Exchange Commission on (1) Amendment No. 2 to the registration statement on Form S-4 filed on July 15, 2005 by KRATON Polymers LLC (“KRATON”), KRATON Polymers Capital Corporation, Elastomers Holdings LLC and KRATON Polymers U.S. LLC and (2) Amendment No. 2 to the registration statement on Form S-4 filed on July 15, 2005 by Polymer Holdings LLC (“Holdings”) and Polymer Holdings Capital Corporation. KRATON and Holdings are today filing via EDGAR Amendment No. 3 to each of the Forms S-4.

In our August 10, 2005 letter, Holdings stated in response to the staff’s comment #2 that it would revise the risk factor relating to the restatement in its financial statements to indicate that its auditors concur that the material weakness in its internal controls has been remediated. After subsequent discussions with its auditors, Holdings has further revised this language as set forth on page 32 of its prospectus in its amended Form S-4 to delete the reference to its auditors concurring in the conclusion. Instead, the further revised disclosure states that its auditors did not communicate the existence of a material weakness in connection with their review of its June 30, 2005 financial statements.

Holdings understands that the Public Company Accounting Oversight Board has pending a proposed auditing standard on reporting on the elimination of a material weakness. Holdings’ auditors recently expressed concerns that the previously proposed disclosure could be viewed as the rendering of an opinion ahead of a finalized standard. At the same time, existing auditing standards do require auditors to communicate the existence of a material weakness of which they become aware. As a result, Holdings believes that the revised disclosure achieves the same basic objective of the prior disclosure in a way that is more consistent with current auditing standards, without creating the implication that an opinion has been rendered under the proposed auditing standard.

KRATON confirms that it has also revised page 31 of its prospectus in its amended Form S-4 to include the same revision.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2420 or my colleague Duane McLaughlin at (212) 225-2106.

SINCERELY,

/s/ Stephen H. Shalen
Stephen H. Shalen

cc:	Craig Slivka

Mindy Hooker

John Cash

Securities and Exchange Commission

Joseph J. Waiter

Nicholas G. Dekker

Jeffrey S. Courtright

KRATON Polymers LLC

James Eggers

KPMG LLP

Duane McLaughlin

Richard C. Beatty

Cleary Gottlieb Steen & Hamilton LLP

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